UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

The3rdBevCo Inc.

(Exact name of issuer as specified in its charter)

New York	84-3292369
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2805 Veterans Highway, Suite 15

Ronkonkoma, NY 11779

(Full mailing address of principal executive offices)

516-448-6009

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our semiannual financial condition and results of operations contains forward-looking statements and should be read in conjunction with the audited financial statements and the notes thereto of The3rdBevCo, Inc. (the “Company”, “we”, “our” or “us”) for the year ended December 31, 2020, included on Form 1-K. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” in the Company’s Form 1-A filed and effective on December 30, 2020.

The Company

The3rdBevco Inc. (the “Company”, “we”, “our”, “us”) was originally incorporated on October 2, 2019 as LAID Beverages Inc. (LAID) under the laws of the State of New York. On January 24, 2020, we changed our name from LAID Beverages Inc. to The3rdBevco Inc. to reflect a multi-brand beverage company. We are a development stage beverage company that intends to offer a diverse portfolio of on-trend branded products including energy drinks, Cannabidiol (CBD) infused drinks and non-alcoholic spirits. These products will come in sleek, colorful, no-nonsense packaging, giving buyers the energy, confidence, and pleasure to make the most of their moment. We are a development stage company with minimal assets and no revenue. We have a business plan and fully developed product offerings that are ready for production and distribution. We will require outside capital of approximately $30 million in order to implement our business plan.

Basis of Presentation

The accompanying semiannual financial statements are unaudited and have been prepared in in conformity with accounting principles generally accepted in the United States of America (GAAP) and in accordance with instructions to Form 1-SA. Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. In the opinion of management, all adjustments, which consist of normal recurring adjustments necessary for a fair statement of the financial statements. These accounting estimates reflect the best judgment of management, but actual results could differ. Form 1-SA should be read in conjunction with the Financial Statements included in our Annual Report on Form 1-K for the year ended December 31, 2020. If not materially different, certain note disclosures included therein have been omitted from these semiannual financial statements on Form 1-SA. Results of operations reported for the semiannual period are not necessarily indicative of results for the entire year.

Our significant accounting policies are summarized in Note 3 of our audited financial statements included in our annual report on Form 1-K. While all of our accounting policies included in our audited financial statements impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report. There were no significant accounting policies adopted during the semiannual period ended June 30, 2021.

Semiannual Period Ended June 30, 2021 as Compared to June 30, 2020 (“last year”)

Revenues. We are a development stage corporation with limited operations and no revenues from our business operations during the semiannual period ended June 30, 2021 or 2020.

Operating Expenses. Our operating expenses principally consists of salary and related expenses paid to our Chief Executive Officer and sole employee, marketing and promotion, professional fees paid to start-up consultants and advisors, rent and general administrative costs to support the Company’s start-up operations. During the semiannual period ended June 30, 2021, operating expenses were $236,463 compared to $144,508 in 2020. The increase in operating expenses is due to interest accrued on unpaid officers’ salary, marketing and promotion costs to design a logo and initial branding materials, accrued professional fees payable to advisors in connection with launching the Company’s capital raise.

Interest Expense. During the semi-annual period ended June 30, 2021, interest expense was $16,740 compared to no interest expense in 2020. The increase reflects accrued interest and original issue discount amortization associated with convertible promissory notes issued during 2021.

Provision for Income Taxes. We have no provision for income taxes as the Company is generating net operating losses. The Company placed a full valuation allowance against approximately $213,105 in deferred tax assets generated since inception due to the uncertainty of generating taxable income to utilize the deferred tax assets. The Company does not expect to incur significant income tax expense until significant operations commence.

Net Loss. Our net loss for the semi-annual period ended June 30, 2021, was $253,203 as compared to $144,508 in 2020.

Liquidity and Capital Resources

Networking Capital

As of June 30, 2021, we had a cash balance of $28,406 and a net negative networking capital balance of $1,123,194. We are an early development stage company with significantly limited financial resources and our plan to enter energy drink beverage market cannot be funded with our existing resources. We plan to raise bridge financing over the next 12-16 months using convertible promissory notes while we continue to raise permanent capital through our Regulation A Tier 2 offering.

Going Concern

We are a development stage corporation with limited operations and no revenues from our business operations. Our auditors previously issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we have raised the funds necessary to conduct our business plan. There is no assurance we will ever generate revenue even if we raised all necessary funds.

Our management team is focused on raising capital, including first the sale of equity securities, which may not be available on commercially reasonable terms if at all, to fund our business plans to develop, market, sell and distribute our energy drinks. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected.

During the semiannual period ended June 30, 2021, we issued several convertible promissory notes with a combined face value $245,000 and received net proceeds of $225,000 (net of original issue discounts). These convertible promissory notes bear interest ranging from 11 and 14% per annum. Subsequent to June 30, 2021, we issued convertible promissory notes with a combined face value of $375,000 and received net proceeds of $350,000 (net of original issue discounts).

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy to develop, market, sell and distribution our energy drinks. As we cannot predict the time at which revenue will exceed expenses, we anticipate the need to raise capital through additional equity issuances in other established public stock exchanges. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business. We believe these cumulative factors raise doubt about our ability to continue as a going concern.

Cash Flows from Operating Activities

▪	Net cash used in operating activities during the semiannual period ended June 30, 2021 was $232,650 related to cash paid to settle accrued officer compensation.

▪	Net cash used in operating activities were not significant during the semiannual period ended June 30, 2020.

Cash Flows from Investing Activities

▪	There were no significant cash investing activities during the semiannual periods ended June 30, 2021 and 2020.

Cash Flows from Financing Activities

▪	Net cash from financing activities was $260,825. The Company issued convertible promissory notes in the amount of $225,000, received a $16,325 advance from a stockholder and a $19,500 economic injury disaster loan advance, all of which were used for working capital purposes.

▪	Net cash from financing activities were not significant during the semiannual period ended June 30, 2020.

12-Month Plan of Operation

Our business plan remains unchanged since the initial filing of our Form 1-A. We expect to incur a cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support our sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, offering costs and other administrative support costs. We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2. Other Information

Transfer Agent

The transfer agent for our common stock is V Stock Transfer LLC located at 18 Lafayette Place Woodmere, NY 11598 or available through the internet at www.vstocktransfer.com.

Item 3. Financial Statements

THE3RDBEVCO INC.

Condensed Balance Sheets

(Unaudited - Expressed in U.S. Dollars)

	JUNE 30,	DECEMBER 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$28,406	$230
Prepaid and other assets	25,000	25,000

Total current assets	$53,406	$25,230

TOTAL ASSETS	$53,406	$25,230

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$66,410	$67,630
Accrued officer compensation	329,453	324,419
Accrued interest payable	6,837	222
Convertible promissory note payable	256,575	33,200
Stockholder advances	17,325	1,000
Accrued brand development fee, related party	500,000	500,000

Total current liabilities	1,176,600	836,421

NON-CURRENT LIABILITIES
EIDL loan payable	19,500	-

TOTAL LIABILITIES	1,196,100	836,421

STOCKHOLDERS’ DEFICIT
Preferred stock, Series B, $0.0001 par value; 1 share authorized; shares issued and outstanding were 1, respectively	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; issued and outstanding were 19,774,999 and 18,599,999, respectively	1,977	1,860
Additional paid-in capital	10,313	(1,320)
Accumulated deficit	(1,154,984)	(901,781)

Total stockholders’ deficit	(1,142,694)	(901,241)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$53,406	$25,230

The accompanying notes are an integral part of these condensed semiannual unaudited financial statements

THE3RDBEVCO INC.

Condensed Interim Statement of Operations

(Unaudited - Expressed in U.S. Dollars)

	JUNE 30,
	2021	2020
	(Unaudited)
REVENUES	$-	$-
COSTS OF GOODS SOLD	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
Officer compensation and related expenses	153,310	138,544
Marketing and promotion expense	30,565	-
Professional fees	26,221	5,000
General and administrative expenses	26,367	964

Total operating expenses	236,463	144,508

LOSS FROM OPERATIONS	(236,463)	(144,508)
INTEREST EXPENSE	(16,740)	$-

LOSS BEFORE INCOME TAX PROVISION	(253,203)	(144,508)
INCOME TAX PROVISION	-	-

NET LOSS	$(253,203)	$(144,508)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)

BASIC WEIGHTED WEIGHTED-AVERAGE SHARES OUTSTANDING	19,038,055	18,599,999

The accompanying notes are an integral part of these condensed semiannual unaudited financial statements

THE3RDBEVCO INC.

Condensed Interim Statement of Changes in Stockholders’ Deficit

(Unaudited - Expressed in U.S. Dollars)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Issued	Amount	Issued	Amount	Capital	Deficit	Total

Balance, December 31, 2019	-	$-	-	$-	$40	$(562,199)	$(562,159)
Common stock issued to founders	-		18,199,999	1,820	(1,820)	-	-
Common stock issued for services	1	-	400,000	40	360	-	400
Net loss	-	-	-	-	-	(144,508)	(144,508)

Balance, June 30, 2020	1	$-	18,599,999	$1,860	$(1,420)	$(706,707)	$(706,267)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Issued	Amount	Issued	Amount	Capital	Deficit	Total

Balance, December 31, 2020	1	$-	18,599,999	$1,860	$(1,320)	$(901,781)	$(901,241)
Common stock issued with convertible notes	-		1,175,000	117	11,633	-	11,750
Net loss	-	-	-	-	-	(253,203)	(253,203)

Balance, June 30, 2021	1	$-	19,774,999	$1,977	$10,313	$(1,154,984)	$(1,142,694)

The accompanying notes are an integral part of these condensed semiannual unaudited financial statements

THE3RDBEVCO INC.

Condensed Interim Statement of Cash Flows

(Unaudited - Expressed in U.S. Dollars)

	JUNE 30,
	2021	2020
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(253,203)	$(144,508)
Changes in operating liabilities:
Accounts payable	(1,220)	5,964
Accrued interest payable	16,740
Accrued officer compensation	5,033	138,544
Net cash used in operating activities	(232,650)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible promissory note issuances	225,000	-
Proceeds from stockholder advances	16,326	-
Proceeds from EIDL loan advance	19,500	-
Net cash provided by financing activities	260,826	-

NET CHANGE IN CASH	28,176	-
CASH, beginning of period	230	-
CASH, end of period	$28,406	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
1,175,000 shares of common stock issued with convertible notes	$-	$-
400,000 shares of common stock issued in exchange for legal services	$-	$400
18,199,999 shares of common stock issued to founders for no consideration	$-	$-

The accompanying notes are an integral part of these condensed semiannual unaudited financial statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

The3rdBevCo, Inc. (referred as the “Company”) was incorporated in the State of New York and established on October 2, 2019 (“Inception” or “2019”) under the name LAID Beverages Inc. On January 24, 2020, the Company officially changed its name from LAID Beverages Inc. to The3rdBevCo Inc. as part of its multi-product brand strategy which includes the development of three differentiated brand offerings under the brand names LAID, CHILL’D and ProsecGO. The Company is a development-stage Company formed to commence operations related to development, distribution, sales, and marketing of beverages. The Company’s principal headquarters is located at 2805 Veterans Highway, Suite 15, Ronkonkoma, NY 11779.

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. The COVID-19 pandemic has the potential to significantly impact the Company’s planned start-up activities and capital raise. Additionally, the Company’s service providers and their operations may be disrupted, which could result in additional disruptions or delays in development of the Company’s brands and promotional products.

The Company is not able to estimate the duration of the pandemic and potential impact on the business if disruptions occur. To date, the Company is not aware of any such disruptions. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakened demand for product and a decreased ability to raise additional capital when needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has no significant assets and an accumulated deficit and working capital deficit of $1,154,984 and $1,123,194, respectively, as of June 30, 2021, and incurred a net loss and used cash in operations of $253,203 and $232,650, respectively, for the semi-annual period ended June 30, 2021. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is a development stage corporation with limited operations and no revenues from business operations. The Company has performed an annual assessment of its ability to continue as a going concern as required under ASU No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU No. 2014-15”) and concluded that the ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds by way of a Regulation A, Tier 2 security offering of up to $50 million in proceeds which will be used to implement its full business plan. The Company has submitted for an extension of its Regulation A offering through 2022.

The Company’s business plan includes an anticipated cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, and other administrative support costs. The Company’s business plan assumes a successful Regulation A, Tier 2 security offering of $50 million. While the Company believes in the viability of its strategy to raise the required capital and to commence operations with sufficient revenue to generate a profit, there can be no assurances to that effect.

NOTE 3 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed interim unaudited semi-annual financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The results of operations for the semi-annual period ended June 30, 2021 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2021 or for any other future annual or interim period. These condensed interim unaudited financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 1-K for the year ended December 31, 2020.

Development Stage Company

The Company is a development stage company as defined in ASC 915 “Development Stage Entities.”. The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities. The Company has elected to adopt application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. Upon adoption, the Company no longer presents or discloses inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates include the valuation allowance against deferred tax assets and fair value of stock-based compensation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of these financial statements. Interest-bearing cash deposits maintained by financial institutions in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000. The Company had no cash balances in excess of Federal Deposit Insurance Corporation limits as of June 30, 2021 or December 31, 2020.

Convertible Debt

The Company evaluates the terms of convertible debt issues to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs, and contingency has been resolved. Conversion features are accounted for as set forth below:

•	Embedded Derivatives. If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using the Black Scholes method upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt.

•	Beneficial conversion feature. If the conversion feature is not treated as a derivative, the Company assesses whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. This typically occurs when the conversion price is less than the fair value of the stock on the date the instrument was issued. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheets. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statements of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the statements of operations.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

The Company has not filed its corporate tax returns since inception and accordingly accrued related late filing penalties of $435 per unfiled return. The Company is in the process of filing past due corporation tax return for tax years 2019 and 2020.

Revenue from Contracts with Customers

The Company adopted ASC 606, Revenue from Contracts with Customers, upon its inception on October 2, 2019. Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company’s performance obligation will generally consist of the promise to sell concentrates or finished products to bottling partners, wholesalers, distributors, or retailers. Control of the concentrates or finished products will be transferred upon shipment to, or receipt at, the customers’ locations, as determined by the specific terms of the contract. Once control is transferred to the customer, the Company has completed its performance obligation, and revenue will be recognized. The Company’s standard sales terms generally do not allow for a right of return except for matters related to any manufacturing defects caused by the Company. After completion of the Company’s performance obligation, there is an unconditional right to consideration as outlined in the contract. There were no contracts with customers entered into during the semi-annual periods ended June 30, 2021 or 2020. The Company has not recognized any revenues since its inception.

Advertising, Marketing and Promotion Costs

The Company expenses advertising, marketing and promotion costs related to its beverage products in the period in which the expenditure is incurred. Beverage products will be promoted through recognized social media networks and other marketing channels, and through product promotion samples at targeted events. During the semi-annual period ended June 30, 2021, the Company incurred website, general marketing, branding and promotion costs of $30,565. There were no advertising, marketing and promotion costs incurred during the semi-annual period ended June 30, 2020.

Shipping and Handling Costs

Shipping and handling costs related to the movement of goods from manufacturing locations to sales distribution centers or from manufacturing locations or sales distribution centers to end customers will be included in cost of goods sold in the statement of operations. The Company’s customers will generally not pay separately for shipping and handling costs. Upon adoption of ASC 606, the Company made a policy election to recognize the cost of shipping and handling activities that are performed after a customer obtains control of the goods as costs to fulfill the promise to provide goods to the customer. As a result of this election, the Company does not evaluate whether shipping and handling activities are services promised to customers. If revenue is recognized for the related goods before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued. There were no shipping and handling costs incurred during the semi-annual periods ended June 30, 2021 or 2020.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases with a term of 12 months or more. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018. The Company does not currently have any leases that meet the requirements of Topic 842.

Stock-Based Compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – “Compensation–Stock Compensation”, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Basic Net Loss Per Share

The Company computes net loss per share in accordance with FASB ASC 260 “Earnings per Share”. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. During the semi-annual period ended June 30, 2021, there was $278,200 in convertible debt instruments (see Note 5) that could be converted at a price of $1.00 per share into 278,200 shares of common stock; however, inclusion would be anti-dilutive. During the semi-annual period ended June 30, 2020, there were no potentially dilutive shares outstanding.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Accrued Officer Compensation

On October 8, 2019, the Company entered into a five-year employment agreement (“Agreement”) with Mr. Peter Scalise, III, the Company’s President and Chairman of the Board. The Agreement is noncancelable in the first year unless death or disability occurs. Under the terms of the Agreement, the employee is entitled to a gross base annual salary of $225,000, payable weekly, subject to annual increases tied to the change in the consumer price index. Unpaid or salary deferrals shall bear interest of 15% simple interest which is included in accrued salary payable. Additionally, Mr. Scalise is entitled to fixed monthly expense allowances of $1,700. The Company has not been able to timely repay past due and current salary commitments required under the Agreement as they become due. Accrued officer compensation consisted of the following:

	JUNE 30,	DECEMBER 31,
	2021	2020
	(Unaudited)

Accrued salary payable	$282,833	$286,490
Accrued payroll tax	24,353	15,817
Accrued monthly allowances	22,267	22,112

Total accrued expenses	$329,453	$324,419

Under the Agreement, Mr. Scalise is eligible to earn a bonus equal to 3% of the Company’s adjusted gross income (defined as gross revenues less costs to general such revenue and related operating expenses) and 3% of the Company’s pretax profit from operations. All earned incentive bonuses shall be payable 50% in cash and 50% in equity within 30 days after issuance of the annual audited financial statements. No bonus was earned or accrued as of June 30, 2021 or 2020, as the Company remains a development stage company with no revenues or net profit.

Accrued Brand Development Fee, Related Party

Further, per the Agreement Mr. Scalise is entitled to a brand development fee of $500,000 payable within 30 days of written request. The brand development fee is to be paid out of Company funds derived from proceeds in connection with a capital raise or line of credit. The Company accrued the full amount of his brand development fee upon execution of the Agreement which is presented on the accompanying balance sheet. As of the date of these financial statements, Mr. Scalise did not issue a demand for payment of the brand development fee. Accrued brand development fee consisted of the following:

	JUNE 30,	DECEMBER 31,
	2021	2020
	(Unaudited)

Accrued brand development fee, related party	$500,000	$500,000

Total	$500,000	$500,000

Stockholder Advance and Subsequent Event

During the semi-annual period ended June 30, 2021, a stockholder extended unsecured loans totaling $21,750 to the Company to cover administrative costs. The Company repaid $5,425 of outstanding Stockholder loan advances during the semi-annual period ended June 30, 2021. As of June 30, 2021, unpaid Stockholder loan advances were $17,325. These Stockholder loan advances are due on demand and are reported as current liabilities on the balance sheet.

Sublease Agreement

In June 2020, the Company executed a twelve-month sublease agreement with a related entity majority owned by the Company’s Chief Executive Officer, founder and majority stockholder. During the semi-annual period ended June 30, 2021, the Company incurred rent expense with this related party under the sublease agreement totaling $3,500 which is included in general and administrative expenses on the statement of operations. As of June 30, 2021, the Company owed the related entity $3,450 for unpaid rent which has been included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE 5 – DEBT

The Company has convertible promissory notes payable (“Convertible Notes”) and an Economic Injury Disaster Loan payable.

Convertible Notes. The Company’s convertible promissory notes payable (“Convertible Notes”) consisted of the following:

	JUNE 30,	DECEMBER 31,
	2021	2020
	(Unaudited)
Convertible Promissory Note, dated November 9, 2020, bearing interest at 11% per annum payable upon maturity on May 8, 2021, repaid in full on October 20, 2021	$25,000	$25,000
Convertible Promissory Note, dated December 17, 2020, bearing interest at 11% per annum payable upon maturity on May 16, 2022	8,200	8,200
Convertible Promissory Note, dated January 23, 2021 bearing interest at 11% per annum payable upon maturity on July 22, 2022, on July 20, 2021 converted all principal and interest into 5,000 shares of common stock	5,000	-
Convertible Promissory Note, dated February 16, 2021, bearing interest at 12.5% per annum payable upon maturity on August 17, 2022	100,000	-
Convertible Promissory Note, dated May 20, 2021, bearing interest at 14% per annum payable upon maturity on August 19, 2022	30,000	-
Convertible Promissory Note, dated June 16, 2021, bearing interest at 12.5% per annum payable upon maturity on December 15, 2022	110,000	-

Total Convertible Promissory Notes	$278,200	$33,200
Less: Original Issue Discount	(21,625)	-
Net Convertible Promissory Notes	$256,575	$33,200

The Convertible Notes above were issued to enable the Company to cover accrued salaries and to a lesser extent administrative start-up related costs. There were no beneficial conversion features recognized in connection with these Convertible Notes.

Economic Injury Disaster Loan. On January 29, 2021, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $19,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning eighteen (18) months from the date of the SBA Note in the amount of $96.00. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $19,500 advance and classified this loan as long term.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Letter of Intent to Acquire Belight Ice Cream Brand. On February 23, 2021, the Company entered into a non-binding letter of intent to acquire the Belight Ice Cream brand from Profit4Life Corporation, a related party under common ownership by the Company’s Chief Executive Officer and Michael Kelly, a current stockholder of the Company. Assets include all proprietary formulations of all ice cream flavor. The purchase price is $850,000 payable in cash at a future closing which has not yet been determined. The Company intends to fund the purchase with funds raised in connection with its Regulation A Tier 2 offering.

Security Offering Raise Agreements. There were no changes in the Company’s contractual arrangements with Novation Solutions (digital capital raising platform services), The Dalmore Group (broker-dealer services) or William Cavalier, Esq. (start-up legal consulting services) due to delays in capital raising activities in connection with the Company’s Regulation A Tier 2 offering.

NOTE 7 – CAPITAL STRUCTURE

Capital Stock

As of June 30, 2021, the Company had 100 million authorized shares of common stock with a par value of $0.0001, of which 19,038,055 shares were issued and outstanding. During the semi-annual period ended June 30, 2021, the Company had the following issuances of common stock:

▪	On February 16, 2021, the Company issued 500,000 shares of common stock in connection with a convertible promissory note issuance with a face value of $100,000, bearing interest at 12.5% per annum and an original issue discount of 10%. The fair value of common stock issued was $5,000 and recorded as an additional original issue discount against the convertible promissory notes.

▪	On May 20, 2021, the Company issued 75,000 shares of common stock in connection with a convertible promissory note issuance with a face value of $30,000, bearing interest at 14% per annum. The fair value of common stock issued was $750 and recorded as an additional original issue discount against the convertible promissory notes.

▪	On June 16, 2021, the Company issued 600,000 shares of common stock in connection with a convertible promissory note issuance with a face value of $110,000, bearing interest at 12.5% per annum and an original issue discount of 10%. The fair value of common stock issued was $6,000 and recorded as an additional original issue discount against the convertible promissory notes. Additional contingent consideration includes a success fee of $100,000 upon the Company raising capital of at least $500,000. No success fee was accrued as the contingency was not during the semi-annual period ended June 30, 2021.

Preferred Stock

As of June 30, 2021, there was one authorized share of Series B preferred share with a par value of $0.0001, of which the sole share was issued and outstanding. On June 18, 2020, the Company issued 1 share of Series B preferred to Peter Scalise III, President and Chairman of the Board. The preferred share was issued at stated par value of $0.0001 per share; and there were no proceeds received in exchange for the preferred share issued. Series B preferred designation included the following terms and conditions:

▪	Preferences. There were no dividend, liquidation, or redemption preferences.

▪	Conversion. Convertible into 51% of the Company’s authorized common stock after a one year holding period; after which preferred shares may be converted with five days written notice. During the semi-annual period ended June 30, 2021 there was no notice of conversion from the sole preferred shareholder.

▪	Voting. Full voting rights and powers equal to those of common stockholders. One vote for each share of common stock into which Series B preferred could then be converted.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 the Company has analyzed its operations subsequent to the semi-annual period ended June 30, 2021, to the date these interim unaudited financial statements were issued and determined that the following were material subsequent events to disclose in these financial statements.

▪	Convertible promissory note conversion. On July 20, 2021, the Company issued 5,000 shares of common stock in full settlement of a convertible promissory note with unpaid principal and interest of $5,276.

▪	Convertible promissory note issuance. On September 17, 2021, the Company issued a six-month convertible promissory note with a face value of $275,000, bearing interest at 12.5% per annum and an original issue discount of 10%. Additionally, the convertible promissory note included issuance of 3,000,000 shares of common stock. The fair value of common stock issued was $30,000 and recorded as an additional original issue discount against the convertible promissory notes. If the Company is successful raising capital through its Regulation A Tier 2 offering, this convertible promissory note must be pre-paid on a senior priority basis from investor funds. This convertible promissory note may be converted at the option of the holder at any time at a price equal to 50% of the discount to the Regulation A Tier 2 pricing (on a restricted basis) or directly into the Regulation A Tier 2 offering at the offering price. The Company has not yet determined whether this convertible promissory note has a beneficial conversion feature as a result of the conversion feature included.

▪	Lease Agreement. On September 29, 2021, the Company signed a two (2) year office non-cancellable lease agreement which requires monthly lease payments of $2,800 plus a portion of operating expenses. This lease required an upfront security deposit of $5,600 and was recorded as a long-term deposit. The lease requires a total of $67,800 in rent payments of the life of the lease. This lease contains one 2-year extension with a rent adjustment equal to the greater of the change in the consumer price index or 4%. The Company determined on a preliminary basis that pursuant to ASC 842, the lease should be classified as an operating lease with a right of use asset and corresponding operating lease liability of approximately $61,100.

▪	Alliance Agreement. On October 26, 2021, the Company entered into a two (2) year alliance agreement with Eli Ventures, a Delaware corporation, with the goal of developing a line of branded non-alcoholic, functional mushroom infused drinks. There was no separate legal entity created as a result of this alliance agreement. Under this alliance agreement, the Company is responsible for directing the financial and operation execution of this arrangement; however, both parties equally share in management, product profits and losses associated with the branded products developed under this agreement and other related costs. The Company has determined on a preliminary basis that this alliance may constitute a variable interest entity that may require consolidation. No significant financial or operational activities have occurred yet.

▪	ABN Strategies Corp Consultant Agreement. On November 4, 2021, the Company entered into a monthly consulting agreement with ABN Strategies, LLC, a limited liability company, to assist the Company with web development, digital marketing and data analytics services in connection with its Regulation A Tier 2 offering. Under the terms of the Agreement, the Company is obligated to pay $20,000 upon commencement of services and $10,000 thereafter for each additional month of service. Additionally, this Agreement may be terminated by either party at any time for any reasons with notice.

▪	Cecil Robles Consultant Agreement. On November 22, 2021, the Company entered into 1-year consulting agreement that may be terminated by either party with 30 days prior written notice. Under the terms of the consulting agreement, the consultant will provide the Company with planning, development and execution of its business plan. Consultant will receive a variable monthly stipend which will start at $5,000 per month, then raise to $10,000 per monthly when the Company reaches at least $4 million in capital funding, then increase by $5,000 per month (up to a maximum monthly stipend of $85,000 per month) for each additional $3 million in capital funding. This monthly stipend shall end upon the Company’s completion of its Regulation A Tier 2 offering. The consultant is entitled to additional compensation in the form of a special retention bonus of up to 1.25% of gross capital raised up to a maximum of $625,000. The consultant was granted a 2-year non-qualified stock option award to purchase up to 500,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the Company’s common stock on the date of grant. This stock option award vests at a rate of 25% over a four-year period.

▪	Investor Relations Calling Desk Agreement. On December 9, 2021, the Company entered into a six-month service agreement with Public Yield Capital, Inc., a Canadian corporation, to provide outbound calling desk services to engage with shareholders and prospective investors. Under the terms of this calling desk agreement, the Company is required to pay $5,000 upon the effective date of the agreement, thereafter monthly service fees of $10,000 per month for five months and then a final payment of $15,000 in the last month. This agreement requires a minimum term of three months.

▪	Convertible promissory note issuance. On December 3, 2021, the Company issued a 1-year convertible promissory note with a face value of $75,000, bearing interest at 12.5% per annum. If the Company is successful raising capital through its Regulation A Tier 2 offering, this convertible promissory note must be pre-paid on a senior priority basis from investor funds. This convertible promissory note may be converted at the option of the holder at any time at a price equal to 50% of the discount to the Regulation A Tier 2 pricing (on a restricted basis) or directly into the Regulation A Tier 2 offering at the offering price. The Company has not yet determined whether this convertible promissory note has a beneficial conversion feature as a result of the conversion feature included.

▪	Convertible promissory note issuance. On December 9, 2021, the Company issued a 1-year convertible promissory note with a face value of $25,000, bearing interest at 12.5% per annum. If the Company is successful raising capital through its Regulation A Tier 2 offering, this convertible promissory note must be pre-paid on a senior priority basis from investor funds. This convertible promissory note may be converted at the option of the holder at any time at a price equal to 50% of the discount to the Regulation A Tier 2 pricing (on a restricted basis) or directly into the Regulation A Tier 2 offering at the offering price. The Company has not yet determined whether this convertible promissory note has a beneficial conversion feature as a result of the conversion feature included.

▪	Share Issuances. On January 25, 2022, the Company issued 200,000 shares of common stock to satisfy the requirements of its agreement with Mr. Cavalier. The Company also issued a total of 710,000 shares of common stock to advisors and consultants providing services in connection with start-up activities.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Incorporation of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed and effective on December 30, 2020)
2.2	Bylaws of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed and effective on December 30, 2020)
10.1	11% Convertible Promissory Note Agreement, dated January 23, 2021, by and between Robert Marston, an individual and The3rdBevco, Inc. (Filed herewith)
10.2	12.5% Convertible Promissory Note Agreement, dated February 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. (Filed herewith)
10.3	First Amendment to 11% Convertible Promissory Note Agreement, dated May 15, 2021, by and between Thomas Cox, an individual and The3rdBevco, Inc. to extend the maturity date of the original 11% Convertible Promissory Note dated December 17, 2020 (Filed herewith)
10.4	14% Convertible Promissory Note Agreement, dated May 20, 2021, by and between ETI Capital LLC, a limited liability company and The3rdBevco, Inc. (Filed herewith)
10.5	12.5% Convertible Promissory Note Agreement, dated June 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. (Filed herewith)
10.6	First Amendment to 12.5% Convertible Promissory Note Agreement, dated August 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. to extend the maturity date of the original 12.5% Convertible Promissory Note dated February 16, 2021 (Filed herewith)
10.7	First Amendment to 12.5% Convertible Promissory Note Agreement, dated December 14, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. to extend the maturity date of the original 12.5% Convertible Promissory Note dated June 16, 2021 (Filed herewith)

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE3RDBEVCO, INC.

By:	/s/ Peter Scalise
Peter Scalise President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Peter Scalise
Peter Scalise Director

By:	/s/ Peter Scalise
Peter Scalise Principal Executive Officer

By:	/s/ Peter Scalise
Peter Scalise Principal Accounting and Financial Officer